Exhibit 5.01

January 16, 2008

Xcel Energy Inc.

414 Nicollet Mall

Minneapolis, Minnesota 55401

Ladies and Gentlemen:

I am Vice President and General Counsel of Xcel Energy Inc. (the “Company”) and, as such, I and the attorneys that I supervise have acted as counsel for the Company in connection with the issuance and sale of $400 million aggregate principal amount of the Company’s 7.60% Junior Subordinated Notes, Series due 2068 (the “Securities”) pursuant to the Underwriting Agreement, dated as of January 11, 2008 (the “Underwriting Agreement”), entered into by and among the Company and Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”).  The Securities will be issued pursuant to the Junior Subordinated Indenture, dated as of January 1, 2008, as supplemented by Supplemental Indenture No. 1, dated as of January 16, 2008 (as supplemented, the “Indenture”), by and among the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

I, or attorneys that I supervise, have examined or are otherwise familiar with the Articles of Incorporation of the Company, the By-Laws of the Company, the Registration Statement on Form S-3 (File No. 333-134660) as amended by Post-Effective Amendment No. 1 (the “Registration Statement”) pursuant to which the Securities are to be issued, such corporate action in connection with the issuance of the Securities as have occurred as of the date hereof and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of this opinion.

Based on the foregoing and the assumptions that follow, I am of the opinion that the Securities, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company.

The foregoing opinions assume that the Trustee has duly authorized, executed and delivered the Indenture.  The foregoing opinions are also subject to:

(i)                                   the limitation that the provisions of the Indenture and the Securities may be limited by bankruptcy, reorganization, insolvency, moratorium or other laws of general application affecting the enforcement of creditors’ rights;

(ii)                                general equity principles (regardless of whether enforcement is considered in a proceeding in equity or at law); and

(iii)                             the effect of generally applicable laws that (a) limit the availability of a remedy under certain circumstances where another remedy has been elected, (b) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct, or (c) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange.

I express no opinion as to the laws of any jurisdiction other than the laws of the State of Minnesota.  The opinions herein expressed are limited to the specific issues addressed and to laws existing on the date hereof.  By rendering this opinion, I do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof which may occur after the date hereof.

I hereby consent to the filing of this opinion as Exhibit 5.01 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement.

Respectfully submitted,

/s/ MICHAEL C. CONNELLY
Michael C. Connelly
Vice President and General Counsel